Statement of Cash Flows

Kai's Kookies LLC
For the year ended December 31, 2020

Account	2020	2019
Operating Activities		
Receipts from customers	113,450.57	72,281.11
Payments to suppliers and employees	(127,028.69)	(68,929.66)
Cash receipts from other operating activities	7,471.58	845.04
Net Cash Flows from Operating Activities	**(6,106.54)**	**4,196.49**
Investing Activities		
Payment for property, plant and equipment	(4,121.00)	-
Other cash items from investing activities	3,922.28	149.63
Net Cash Flows from Investing Activities	**(198.72)**	**149.63**
Financing Activities		
Other cash items from financing activities	9,425.42	1,963.11
Net Cash Flows from Financing Activities	**9,425.42**	**1,963.11**
Net Cash Flows	**3,120.16**	**6,309.23**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	8,298.38	1,989.15
Net cash flows	3,120.16	6,309.23
Cash and cash equivalents at end of period	11,418.54	8,298.38
Net change in cash for period	**3,120.16**	**6,309.23**